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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
04146				12-31-2014
811-
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
John Hancock Variable Insurance Trust International Equity Index Trust B
4. Address of principal executive office (number, street, city, state, zip code):
601 Congress Street Boston, MA 02210

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
John Hancock Variable Insurance Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that International Equity Index Trust B (the “Portfolio”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2014. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2014, and with respect to agreement of security purchases and sales, for the period from January 1, 2014 through December 31, 2014:

-	Confirmation of all securities held by the Portfolio in book entry form with the sub custodians (refer to the Appendix for a complete listing) or, where replies were not received, alternative procedures:
	-	Reviewing supporting documentation including correspondence between the custodian and the sub custodians, and related reconciliations; and
-	Reconciliation of selected securities to the books and records of the Portfolio.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that International Equity Index Trust B, a series of John Hancock Variable Insurance Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2014 with respect to securities reflected in the investment accounts of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 23, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Appendix

Deutsche Bank -Austria
Hsbc - Australia
Deutsche Bank - Belgium
Citibank N.A. - Brazil
Canada Self Custody - Cdsx Debt Clearing System - Canada
Clearstream Banking Sa - Luxembourg
Credit Suisse, Zurich - Switzerland
Banco Itau (Bank Boston) - Chile
Ceskoslovenska Obchodni Banka, As - Czech Republic
Deutsche Bank Ag Frankfurt - Germany
Skandinaviska Enskilda Banken - Denmark
Depository Trust Company
Hsbc Bank Egypt S.A.E. - Egypt
Deutsche Bank Sociedad Anomina Espanola - Spain
Skandinaviska Enskilda Banken - Finland
Deutsche Bank - France
State Street Bk London - Crest - United Kingdom
Bnp Paribas Securities Services - Greece
Standard Chartered Bank - Hong Kong
Unicredit Bank Hungary Zrt. - Hungary
Deutsche Bank A.G. - Indonesia
Bank Hapoalim Bm - Israel
Deutsche Bank Ag - Italy
Hongkong And Shanghai Banking Corp - Japan
Deutsche Bank Seoul - Korea
Banco Nacional De Mexico Sa - Mexico
Standard Chartered Bank - Malaysia
Deutsche Bank Ag Amsterdam - Netherlands
Skandinaviska Enskilda Banken - Norway
Hsbc - New Zealand
Deutsche Bank A.G. - Philippines
Bank Handlowy W Warszawie Sa - Poland
Deutsche Bank - Portugal
Skandinaviska Enskilda Banken - Sweden
Citibank - Singapore
Standard Chartered Bank - Thailand
Citibank N.A. - Turkey
Deutsche Bank Ag, Taiwan
Firstrand Bank Limited - South Africa

John Hancock Investments John Hancock Fund Administration 601 Congress Street Boston, MA 02210-2805 (617) 663-3000

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of John Hancock Variable Insurance Trust International Equity Index Trust B (the “Portfolio”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2014, and from January 1, 2014 through December 31, 2014.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2014, and from January 1, 2014 through December 31, 2014, with respect to securities reflected in the investment account of the Company.

John Hancock Variable Insurance Trust
International Equity Index Trust B

By:	/s/ Salvatore Schiavone
Salvatore Schiavone

Treasurer
Title

02/23/2015
Date